Christopher Labosky T +1 617 235 4732 F +1 617 235 9475 christopher.labosky@ropesgray.com

April 20, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Karen Rossotto

Re:	Post-Effective Amendment Number 53 to the Registration Statement of Baillie Gifford Funds (File Nos. 811-10145 and 333-200831) on Form N-1A filed on February 11, 2021

Dear Ms. Rossotto:

I am writing on behalf of Baillie Gifford Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on Post-Effective Amendment No. 53 (the “485(a) Amendment”) to the Registration Statement of the Trust on Form N-1A. The 485(a) Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), on February 11, 2021 to register for public offer and sale the Institutional Class and Class K shares of Baillie Gifford U.S. Discovery Fund, a new series of the Trust, and in connection with the annual update of the Registration Statement for all but three of the other series of the Trust (each such series included in the 485(a) Amendment, a “Fund” and, collectively, the “Funds”). The three series of the Trust excluded from the 485(a) Amendment and the definition of “Funds” in this letter are Baillie Gifford China Equities Fund (an amendment to the Registration Statement adding this new series was filed on April 8, 2021 and is scheduled to become effective 75 days after filing pursuant to Rule 485(a)(2) under the Securities Act), Baillie Gifford Multi Asset Fund (which has a different fiscal year end), and Baillie Gifford International All Cap Fund (shares of which are not registered for sale under the Securities Act and therefore will update its registration on POS AMI at the end of April 2021).

On March 29, 2021, the Staff provided comments regarding the 485(a) Amendment by telephone to Ropes & Gray LLP, counsel to the Trust. For convenience of reference, each comment is summarized before the Trust’s corresponding response. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 55 to the Trust’s Registration Statement, which is expected to be filed effective May 1, 2021, pursuant to Rule 485(b) under the Securities Act.

Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1.            Comment: When comments relate to or involve language that is repeated or restated elsewhere in the Registration Statement, please make corresponding and consistent changes as appropriate throughout the Registration Statement wherever the same issue arises. If the Trust declines to make conforming changes in a particular instance, please identify and explain the basis for the discrepancies in the response letter to the Staff.

Response: The Trust will make corresponding and consistent changes throughout the Registration Statement, as appropriate, where language is repeated or restated. The Trust will provide an explanation if it declines to make conforming changes in a particular instance.

2.            Comment: Please confirm that the fee waiver/expense reimbursement agreement referred to in footnote (c) to the table under Fund Summary—Annual Fund Operating Expenses for Baillie Gifford Asia Ex Japan Fund will extend for at least one year beyond the effective date of the Registration Statement. If the Fund’s investment adviser may recoup expenses in subsequent years, please describe the recoupment amount and timeline.

Response: The Trust confirms that the footnote referenced in the above comment will reflect that the fee waiver/expense reimbursement arrangement will extend until April 30, 2022, which is at least one year beyond the expected effective date of the Registration Statement as noted above. The Trust also confirms that the fee waivers/expense reimbursement arrangements for the Fund are not subject to any contractual recoupment right. Therefore, no disclosure will be made with respect to recoupment rights.

3.            Comment: The Fund Summary—Principal Investment Strategies section for Baillie Gifford Asia Ex Japan Fund states that the Fund may invest in preferred stocks, convertible securities and warrants. Please add separate risk disclosure in the Fund Summary—Principal Risks section of the prospectus relating to investments in preferred stocks, convertible securities and warrants.

Response: While the Fund maintains the flexibility to invest in preferred stocks, convertible securities and warrants from time to time as part of its principal investment strategies, the Fund does not believe that additional, separate risk disclosure regarding these instruments in the Fund summary section is warranted. The Trust respectfully submits that the Equity Securities Risk included in response to Item 9 of Form N-1A discusses in sufficient detail the risks associated with investment in preferred stocks, convertible securities and warrants. In addition, the Fund’s Statement of Additional Information includes additional disclosure on the features and risks associated with these instruments. The Trust believes this existing disclosure is appropriate and sufficient, in particular taking into account the limited nature of the Fund’s intended investments in these instruments and that the Fund’s use of these instruments will normally be limited and supplemental to its equity investments in common stocks.

Furthermore, the Trust believes that the Fund’s current summary risk disclosure is consistent with the SEC’s pronouncements in Enhanced Disclosure and New Prospectus Delivery Option for

Registered Open-End Management Investment Companies, Investment Company Act Release No. 28584 (Jan. 13, 2009), the Staff’s positions taken in the Investment Management Guidance Update 2014-08, public comments of the former Director of the Division of Investment Management, and the SEC’s recent proposal to update and tailor mutual fund disclosure.1 The Trust believes that this guidance stands for the proposition that the summary section of a prospectus should be succinct, clear and concise, and that unnecessarily long and duplicative summary sections undermine the usefulness of the disclosure. The Trust believes that including, in the Fund summary, separate detailed disclosure of the risks associated with preferred stocks, convertible securities and warrants would overstate the separateness of the Fund’s exposure to these instruments as applied to common stocks and other equity securities, would make the Fund summary less succinct, clear and concise, and may undermine its usefulness.

4.            Comment: The Fund Summary—Principal Risks section for Baillie Gifford Asia Ex Japan Fund discusses risks related to investing in equity securities, including through participatory notes. Please add corresponding disclosure regarding investments in participatory notes in the Fund Summary—Principal Investment Strategies section for Baillie Gifford Asia Ex Japan Fund.

Response: The Trust notes that Fund Summary—Principal Investment Strategies section for Baillie Gifford Asia Ex Japan Fund includes a non-exhaustive list of the Fund’s methods of investing indirectly in equity securities,2 and that participatory notes are but one potential method for the Fund to gain such indirect equity exposure. As the Fund’s intended use of participatory notes is limited in scope, is conjoined with other equity investments, and does not constitute a principal investment strategy of the Fund, the Trust does not believe it would be appropriate to further emphasize participatory notes in the Fund Summary—Principal Investment Strategies section. When a Fund anticipates participatory notes to constitute a significant component of its investment strategy, such as in the case of Baillie Gifford Emerging Markets Equities Fund, the instrument is explicitly identified in the Principal Investment Strategy section.

5.            Comment: The Fund Summary—Principal Investment Strategies section for Baillie Gifford Developed EAFE All Cap Fund states that “[i]n selecting companies for investment, the portfolio managers focus on issuers in developed markets and generally exclude emerging markets.” Please clarify what it means for the portfolio managers to “generally exclude emerging markets.”

Response: The phrase “generally exclude emerging markets” in the above-referenced disclosure is intended to alert shareholders that, while the Fund focuses its investments almost exclusively on developed economies, there may nonetheless be some holdings based in emerging markets (in any event subject to the Fund’s investment policy adopted in accordance with Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”)). In order to clarify the

1 Tailored Shareholder Reports, Treatment of Annual Prospectus Updates for Existing Investors, and Improved Fee and Risk Disclosure for Mutual Funds and Exchange-Traded Funds; Fee Information in Investment Company Advertisements, Investment Company Act Release No. IC-33963 (August 5, 2020) (“The revisions and additions we are proposing are designed to further improve fund prospectus risk disclosure by making this disclosure clearer and more specifically tailored to a fund…. The proposed change is designed to emphasize that principal risk disclosure that appears in the summary prospectus should be concise and succinct, with more detailed risk information to appear later in the statutory prospectus.”)

2 Specifically, Baillie Gifford Asia Ex Japan Fund’s Fund Summary—Principal Investment Strategies section states that the Fund “will invest in equity securities either directly or indirectly, such as through depositary receipts.”

disclosure, the Fund will revise the sentence as follows (new language denoted by underline and deletions by ~~strikethrough~~):

In selecting companies for investment, the portfolio managers focus on issuers in developed markets, but in some circumstances may gain exposure to emerging markets ~~and generally exclude emerging markets~~.

6.            Comment: Please briefly describe China A shares in the Fund Summary—Principal Investment Strategies section for Baillie Gifford Emerging Markets Equities Fund.

Response: The Fund will add the following disclosure to the Fund Summary—Principal Investment Strategies section for Baillie Gifford Emerging Markets Equities Fund in response to the above comment (new language denoted by underline):

The process can result in significant exposure to a single country or a small number of countries, and the Fund expects to invest significantly in Chinese companies including through China A shares, which are common stocks and other equity securities that are listed or traded on a Chinese stock exchange and which are quoted in renminbi.

7.            Comment: The Fund Summary—Principal Risks section for Baillie Gifford Global Alpha Equities Fund discusses risks related to investing in China. Please add corresponding disclosure regarding investments in Chinese issuers in the Fund Summary—Principal Investment Strategies section of the appropriate Funds.

Response: The Trust notes that the Fund Summary—Principal Investment Strategies section for Baillie Gifford Global Alpha Equities Fund states that “the Fund invests in companies whose principal activities are in… the Far East,” which is a geographic region that includes China. The Trust, therefore, does not intend to introduce additional disclosure in response to this comment.

Furthermore, each Fund that specifically calls out risks of investing in China in its Fund Summary—Principal Risks section is an international or global fund that is not restricted from investing in issuers located in China. The Trust does not believe that additional investment strategy disclosure regarding these investments is warranted based on each Fund’s existing disclosure noting its geographic focus, which is inclusive of China. When a non-China-focused Fund expects investments in issuers located in China to be a more significant part of its strategy, such as is the case for Baillie Gifford Emerging Markets Equities Fund, Baillie Gifford International Concentrated Growth Equities Fund and Baillie Gifford Long Term Global Growth Fund, China is explicitly identified in the Fund Summary—Principal Investment Strategies section and reflected with particularity in the list of principal risks for that Fund. In response to this comment, the Trust has reviewed each Fund’s principal risks and principal investment strategies sections and adjusted the relevant country-specific disclosure where appropriate.

8.            Comment: For each Fund that discusses frontier markets risk in its Fund Summary—Principal Risks section, please add corresponding disclosure to the Fund’s Fund Summary—Principal Investment Strategies section.

Response: The Trust notes that only Baillie Gifford Asia Ex Japan Fund, Baillie Gifford Emerging Markets Equities Fund, and Baillie Gifford Positive Change Equities Fund discuss frontier markets risk in their Fund Summary—Principal Risks sections and that each aforementioned Fund currently references frontier markets in its Fund Summary—Principal Investment Strategies section. Therefore, the Trust respectfully declines to include additional disclosure in response to this comment.

9.            Comment: The Fund Summary—Principal Investment Strategies section for Baillie Gifford Global Stewardship Equities Fund states that the Fund considers environmental, social, and/or governance (“ESG”) factors. Please enhance the disclosure regarding how the Fund considers ESG factors and specifically describe the type of ESG considerations, data, and analyses Baillie Gifford Overseas Limited (the “Manager”) uses when making investment decisions. If ESG considerations are not part of the Fund’s principal investment strategies, then please relocate the ESG-related disclosure to the Additional Information About Principal Strategies and Risks—Principal Investment Strategies section.

Response: In response to this comment, the Fund will repeat the following disclosure—which is currently in its Item 9 disclosure—in its Fund Summary—Principal Investment Strategies section (responsive to Item 4) further clarifying the Manager’s ESG review process:

In incorporating stewardship in its investment process, the portfolio management team also performs an ESG analysis on companies considered for inclusion in the Fund’s portfolio. This analysis is supported by bespoke research conducted by analysts from members of the Manager’s dedicated Governance and Sustainability team using a range of different information sources. The ESG analysis is reviewed by the portfolio managers as part of the discussion of the broader investment case for each current and potential portfolio holding.

10.         Comment: Please add disclosure to the Fund Summary—Principal Investment Strategies section for Baillie Gifford Global Stewardship Equities Fund describing how the Fund incorporates stewardship considerations into its investment decisions.

Response: In response to this comment, the Fund will adapt disclosure from its Item 9 section as follows for inclusion in to its Fund Summary—Principal Investment Strategies section responsive to Item 4, further clarifying the stewardship factors considered during the review process:

In selecting investments for the Fund, the portfolio management team conducts a stewardship analysis, which focuses on a number of different aspects relating to the control, oversight and management of a company. As long-term investors, the portfolio management team takes particular interest in the following areas of a company’s business: (i) its capital structure, articles of incorporation, and the country or countries of incorporation and listing, (ii) the treatment and protection of minority shareholders, (iii) the support of and commitment to sustainable business practices, (vi) the alignment of interests between management, strategic shareholders and other investors; (v) the composition and effectiveness of the Board of Directors, the quality and performance of management, and the remuneration of key employees; and (vi) the corporate culture and approach to sustainable business, and the management of relationships with customers, employees, suppliers, regulators and the wider community.

11.         Comment: Please describe how Baillie Gifford International Concentrated Growth Equities Fund, which has a name that includes the word “international,” invests its assets in accordance with the standards set forth in footnote 42 to the adopting release for Rule 35d-1 of the 1940 Act. Footnote 42 states, in relevant part: “The terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the [80%] rule. We would expect, however, that investment companies using [this term] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. IC-24828 (Jan. 17, 2001).

Response: According to a letter from the Investment Company Institute regarding Staff comments on fund names that include the terms “international” and “global” published June 4, 2012, such funds should “expressly describe how the fund will invest its assets investments that are tied economically to a number of countries throughout the world” and, to meet that requirement, “[s]tatements to the effect that the fund will invest ‘primarily’ or ‘a majority of its assets’ in non-U.S. securities are also acceptable.” The Fund believes its current disclosure is consistent with the position of the Commission as indicated in that letter and notes that its Fund Summary—Principal Investment Strategies section currently states that it may only “invest up to 20% of its net assets in common stocks and other equities of companies located in the U.S.”

12.         Comment: Please confirm that the fee waiver/expense reimbursement agreement referred to in footnote (c) to the table under Fund Summary—Annual Fund Operating Expenses for Baillie Gifford U.S. Discovery Fund will extend for at least one year beyond the effective date of the Registration Statement. If the Fund’s investment adviser may recoup expenses in subsequent years, please describe the recoupment amount and timeline.

Response: The Trust confirms that the footnote referenced in the above comment will reflect that the fee waiver/expense reimbursement arrangement will extend until April 30, 2022, which is at least one year beyond the expected effective date of the Registration Statement as noted above. The Trust also confirms that the fee waivers/expense reimbursement arrangements for the Fund are not subject to any contractual recoupment right. Therefore, no disclosure will be made with respect to recoupment rights.

13.         Comment: The Fund Summary—Principal Investment Strategies section for Baillie Gifford U.S. Discovery Fund states that the Fund “will invest in equity securities either directly or indirectly, such as through depositary receipts.” Given that the Fund will invest at least 80% of its net assets in securities of issuers located in the U.S., please confirm that depositary receipts are a principal investment strategy of the Fund.

Response: The Trust believes that the referenced disclosure is appropriate for Baillie Gifford U.S. Discovery Fund, as the Fund reserves the right to invest in depositary receipts in pursuing its principal investment strategies. The Trust respectfully notes that while, under normal circumstances, 80% of the Fund’s net assets will be invested in securities of issuers located in the

U.S., up to 20% of its net assets can be invested in securities of issuers located outside of the U.S. The Trust notes that depositary receipts are one way the Fund may gain indirect exposure to certain equity securities of non-U.S. issuers. The Trust also observes that the “location of issuers” disclosure it provides in the prospectus would (at least theoretically) permit it to treat a company as “located in” the U.S. even if that company was principally traded outside the U.S. and only was available on U.S. stock markets through American depositary receipts. Conversely, the Manager may purchase non-U.S. depositary receipts of U.S. issuers on behalf of the Fund.

14.         Comment: The Fund Summary—Principal Investment Strategies section for Baillie Gifford U.S. Discovery Fund states that “[u]nder normal circumstances, the Fund will invest at least 80% of its assets in securities of small- and mid-capitalization companies, which are defined as companies with market capitalizations of $30 billion or less.” Please revise the disclosure to make clear that it is the Manager which is defining small- and mid-capitalization companies as those with market capitalization of $30 billion or less.

Response: In response to this comment, the Fund will revise the above-referenced disclosure as follows (new language denoted by underline and deletions by ~~strikethrough~~):

Under normal circumstances, the Fund will invest at least 80% of its assets in securities of small- and mid-capitalization companies, which the Manager defines ~~are defined~~ as companies with market capitalizations of $30 billion or less.

15.         Comments: Please supplementally clarify whether there are any limits on a Fund’s indirect exposure to a particular type of security or instrument as discussed under the “Capitalization Criteria and Investment Limitations” heading in the Additional Information About Principal Strategies and Risks—Selected Investment Techniques and Topics section. Additionally, please confirm that, for purposes of testing compliance with percentage limitations under the Funds’ investment policies, derivatives held by the Funds are valued at market value and not notional value.

Response: The Trust confirms that the Prospectus does not purport to place any specific limits on a Fund’s ability to gain indirect exposure to a particular type of security or instrument. As stated, however, in the referenced section of the Prospectus, “[b]ecause the Funds are subject to various regulatory requirements and limitations, a Fund’s ability to obtain direct exposure to certain asset classes and investments may be prevented or restricted.” Although none of the Funds presently intends to use the notional values of derivatives for purposes of testing compliance with percentage limitations under the Funds’ investment policies, if a Fund believes that a derivative contract’s notional value is the most appropriate measure of that contract’s economic characteristics and potential impact on a Fund’s performance, then the Fund retains the discretion to use that contract’s notional value for purposes of valuation. The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, for example, without regard to economic exposure, would not only prevent funds with appropriate economic exposure to a given type of investment from satisfying their 80% test but also permit funds with economic exposures very different from their names to comply with their 80% test. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures (but uses a market-value test with respect to those futures), would satisfy its 80% test notwithstanding that it had practically no economic exposure to equity investments.

16.         Comments: Please confirm all the topics discussed under the heading Additional Information About Principal Strategies and Risks—Selected Investment Techniques and Topics are non-principal investment strategies.

Response: The Trust respectfully observes that as identified in the first paragraph under the heading Additional Information About Principal Strategies and Risks—Selected Investment Techniques and Topics, the topics in that section are intended to provide additional context and detail regarding the Funds’ principal investment strategies and non-principal investment strategies. The Trust notes that while certain topics in that section do provide details on non-principal investment strategies, the section also provides additional information related to principal investment strategies and is cross-referenced in each of the Fund’s Additional Information About Principal Strategies and Risk—Principal Investment Strategies disclosure.

17.         Comments: For each Fund that intends to invest in participatory notes as part of its principal investment strategies, please include related disclosure in the Fund’s Fund Summary—Principal Risks section.

Response: While the Funds maintain the flexibility to invest in participatory notes from time to time, the Trust does not believe that additional risk disclosure regarding participatory notes in the Fund summary sections is warranted based on the limited nature of the Funds’ current investments in these instruments. The Trust respectfully observes that the summary prospectus for each Fund includes disclosure of Equity Securities Risk that explicitly references participatory notes and that Equity Securities Risk included in the Additional Information About Principal Strategies and Risk—Principal Investment Risks section of the prospectus includes specific disclosure regarding the risks of investing in participatory notes. The Trust believes this disclosure is appropriate based on the limited nature of the Funds’ current investments in these instruments.

Statement of Additional Information

18.            Comment: The Fund Investments section states that “[a]ll percentage limitations on investments will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.” Please clarify that that the aforementioned statement does not apply to the percentage limitations on borrowing contained in Section 18(f)(1) of the 1940 Act.

Response: In response to this comment, the Trust will revise the above-referenced disclosure as follows (new language denoted by underline):

Except as otherwise stated or as required under applicable law, all percentage limitations on investments will apply at the time of the making of an investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.

*      *      *      *      *

Please feel free to contact me at 617-235-4732 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Very truly yours,

/s/ Christopher Labosky

Christopher Labosky

cc:	Gareth Griffiths, Baillie Gifford Overseas, Limited

George B. Raine, Ropes & Gray LLP

Maureen A. Miller, Vedder Price P.C.